

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 19, 2018

<u>Via E-Mail</u>
Elizabeth A. Abdoo, Esq.
Executive Vice President, Secretary and General Counsel
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

     Re: **Host Hotels & Resorts, L.P.**
                Registration Statement on Form S-3
                Filed April 12, 2018
                File No. 333-224247

Dear Ms. Abdoo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

                    Sincerely,

                    /s/ Coy Garrison

                    Coy Garrison
                    Special Counsel
                    Office of Real Estate and
                    Commodities

cc: Scott C. Herlihy, Esq.
       Latham & Watkins, LLP